UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Scilex Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

Common Stock - 80880W106

(CUSIP Number)

Dr. Henry Ji

Chairman of the Board of Directors, President and Chief Executive Officer

Sorrento Therapeutics, Inc.

4955 Directors Place

San Diego, CA 92121

(858) 203-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 80880W106

1.	NAME OF REPORTING PERSON Sorrento Therapeutics, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 167,887,687 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 167,887,687 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,887,687 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

Comprised of (i) 135,726,590 shares of common stock, par value $0.0001 per share (“Common Stock”), of Scilex Holding Company (the “Issuer”),(ii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”) which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Company’s Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022) by $10.00), and (iii) 3,104,000 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the Securities and Exchange Commission (“SEC”).

(2)

Percent of class beneficially owned is calculated based on 141,098,856 shares of Common Stock outstanding as of November 10, 2022, as reported by in the Issuer’s Current Report on Form 8-K as filed with the SEC on November 17, 2022 plus 3,104,000 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person is not included in this percentage.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the common stock, $0.0001 par value per share (“Common Stock”) of Scilex Holding Company., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 960 San Antonio Rd., Palo Alto, CA 94303.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by Sorrento Therapeutics, Inc. (the “Reporting Person” or “Sorrento”). The Reporting Person is a Delaware corporation, with its principal place of business at 4955 Directors Place, San Diego, California 92121. The principal business of the Reporting Person is biological products. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement, Debt Exchange Agreement, and Warrant Transfer Agreement (each as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Merger (as defined below), shares of common stock, par value $0.0001 per share, of Scilex, Inc. (f/k/a Scilex Holding Company), a Delaware corporation (“Legacy Scilex”), and shares of Series A Preferred Stock, par value $0.0001 per share, of Legacy Scilex, were converted into shares of Common Stock and Series A Preferred Stock, par value $0.0001 per share, respectively, of the Issuer.

ITEM 4.	Purpose of Transaction.

Business Combination

On November 9, 2022, as contemplated by the Agreement and Plan of Merger, dated as of March 17, 2022 (the “Initial Merger Agreement”, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated September 12, 2022 “Amendment No. 1 to the Merger Agreement” and together with the Initial Merger Agreement, the “Merger Agreement”), by and among Vickers Vantage Corp. I (“Vickers”), Vantage Merger Sub Inc., a wholly owned subsidiary of Vickers (“Merger Sub”), and Scilex Holding Company, a Delaware corporation and a majority-owned subsidiary of the Reporting Person (“Legacy Scilex”), Vickers filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of Delaware, pursuant to which Vickers was domesticated and continued as a Delaware corporation, under the name of “Vickers Vantage Corp. I” (the “Domestication”).

As a result of, and upon the effective time of the Domestication, among other things, (i) each issued and outstanding ordinary share, par value $0.0001 per share, of Vickers (the “Vickers Ordinary Shares”) was converted automatically, on a one for-one basis, into one share of Common Stock; (ii) each issued and outstanding warrant to purchase Vickers Ordinary Shares was converted automatically into a warrant to acquire one share of Common Stock; and (iii) each issued and outstanding unit of Vickers was converted automatically into a new unit with each unit representing one share of Common Stock and one-half of one warrant to purchase Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in Vickers’ form of warrant agreement (though such units were automatically separated into their component parts at the effective time of the Merger (as defined below)).

On November 10, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Scilex, the separate corporate existence of Merger Sub ceased and Legacy Scilex continued as the surviving corporation and a wholly owned subsidiary of New Scilex (the “Merger” and, together with the Domestication, the “Business Combination”). In connection with the consummation of the Business Combination, Vickers changed its name to “Scilex Holding Company” and Scilex was renamed as Scilex, Inc. In this Schedule 13D, the terms “New Scilex” or “Issuer” refer to Vickers after completion of the transactions contemplated by the Merger Agreement.

At the effective time of the Merger (the “Effective Time”), (i) each share of common stock, par value $0.0001 per share, of Legacy Scilex (the “Legacy Scilex Common Stock”) outstanding as of immediately prior to the Effective Time (other than shares held by Scilex or its subsidiaries or shares the holders of which exercise dissenters rights of appraisal) was cancelled in exchange for the right to receive a number of shares of Common Stock equal to the Exchange Ratio (as defined below); (ii) each share of Legacy Scilex Preferred Stock outstanding as of immediately prior to the Effective Time was cancelled in exchange for the right to receive (a) one share of Series A Preferred Stock and (b) one-tenth of one share of Common Stock; and (iii) each option to purchase Legacy Scilex Common Stock that was then outstanding was converted into the right to receive an option relating to the Common Stock upon substantially the same terms and conditions as were in effect with respect to such option immediately prior to the Effective Time (“New Scilex Option”) except that (y) each New Scilex Option relates to that whole number of shares of Common Stock (rounded down to the nearest whole share) equal to the number of shares of Legacy Scilex Common Stock subject to such option, multiplied by the Exchange Ratio, and (z) the exercise price per share for each such share of Common Stock is equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

The “Exchange Ratio” means an amount equal to the quotient of (i) the number of shares constituting the Merger Consideration (as defined below), divided by (ii) the sum of the number of (y) shares of Legacy Scilex Common Stock issued and outstanding as of immediately prior to the Effective Time (other than any such shares held in treasury), plus (z) shares of Legacy Scilex Common Stock issuable upon, or subject to, the settlement of options to purchase Legacy Scilex Common Stock outstanding as of immediately prior to the Effective Time. The “Merger Consideration” was calculated as the quotient of (i) $1.5 billion less Specified Indebtedness (as defined below) divided by (ii) $10.00. The term “Specified Indebtedness” means the aggregate amount owed by Legacy Scilex to Sorrento in respect of (i) those certain senior secured notes due 2026 issued under that certain Indenture, dated as of September 7, 2018, by and among Scilex Pharmaceuticals Inc., as the issuer, Sorrento, as the parent guarantor, and U.S. Bank National Association, as trustee and collateral agent, as amended from time to time; and (ii) all obligations of Legacy Scilex for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties and all obligations of Legacy Scilex evidenced by bonds, debentures, notes or similar instruments of Legacy Scilex and any of its subsidiaries other than such Specified Indebtedness owed to Sorrento. The Exchange Ratio, as determined in accordance with the terms of the Merger Agreement, was 0.673498, the aggregate Merger Consideration was $1,500,000,000 and amount of Specified Indebtedness was zero.

Debt Exchange Agreement

On September 12, 2022, in connection with the transactions contemplated by the Merger Agreement, Legacy Scilex and Scilex Pharmaceuticals, Inc. (“Scilex Pharma”) entered into a Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”) with the Reporting Person. The Debt Exchange Agreement provided that (i) Sorrento contribute to Legacy Scilex all amounts (including accrued interest thereon, if any) for certain loans and other amounts provided by Sorrento to Legacy Scilex and Scilex Pharma that remain outstanding as of immediately prior to the closing of the Business Combination (the “Aggregate Outstanding Amount” or “Outstanding Indebtedness”), in exchange for the issuance by Legacy Scilex to Sorrento of Legacy Scilex Preferred Stock, (ii) Legacy Scilex contribute to Scilex Pharma the portion of such Outstanding Indebtedness that is owed by Scilex Pharma to Sorrento as a contribution of capital for no consideration, and (iii) upon the occurrence of the events described in clauses (i) and (ii), the Aggregate Outstanding Amount and the Outstanding Indebtedness shall be satisfied in full.

Pursuant to the terms of the Debt Exchange Agreement, effective as of immediately prior to, and contingent upon, the closing of the Business Combination, Sorrento elected to contribute the Outstanding Indebtedness to Legacy Scilex in exchange for the issuance by Legacy Scilex to Sorrento of that number of shares of Legacy Scilex Preferred Stock (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Exchange Shares” and such transaction, the “Debt Contribution”) that was equal to (i) the Aggregate Outstanding Amount plus the amount that is equal to 10% of the Aggregate Outstanding Amount divided by (ii) $11.00 (rounded up to the nearest whole share); provided, that in no event shall the Aggregate Outstanding Amount exceed $310,000,000.

The Aggregate Outstanding Amount as of immediately prior to the closing of the Business Combination was $290,570,964. Accordingly, the aggregate number of shares of Legacy Scilex Preferred Stock issued to Sorrento prior to the Effective Time pursuant to the Debt Exchange Agreement was 29,057,097 shares. At the Effective Time such shares were exchanged for 29,057,097 shares of Series A Preferred Stock and 2,905,710 shares of Common Stock.

Upon completion of the Business Combination, the Reporting Person received an aggregate of 135,726,590 shares of Common Stock and 29,057,097 shares of Series A Preferred Stock, which includes the conversion of Legacy Scilex Preferred Stock issued pursuant to the Debt Exchange Agreement.

The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, Amendment No. 1 to the Merger Agreement, and the Debt Exchange Agreement which are attached hereto as Exhibits 1, 2, and 3, respectively, and are incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a)	See responses to Items 11 and 13 on the cover page.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions of Common Stock or Series A Preferred Stock during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Amended and Restated Registration Rights Agreement. In connection with the closing of the Business Combination, on November 10, 2022, the Issuer, the Reporting Person, Vickers Venture Fund VI (Plan) Pte Ltd (“Sponsor One”), Vickers Venture Fund VI Pte Ltd (“Sponsor Two” and, together with Sponsor One, the “Sponsors”) and Vickers’s former directors, Pei Wei Woo, Suneel Kaji and Steve Myint entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), whereby, subject to certain exceptions, the parties agreed, among other things not to transfer shares of Common Stock or any security convertible into or exercisable or exchanged for Common Stock beneficially owned or owned of record by such holder until the date that is the earlier of (i) 180 days from the date of the Registration Rights Agreement or (ii) the date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. The Registration Rights Agreement will govern the registration of certain shares of Common Stock and other of the Issuer’s securities for resale and includes certain customary demand and “piggy-back” registration rights with respect to shares of Common Stock held by the parties thereto.

Stockholder Agreement. On September 12, 2022, the Reporting Person entered into a stockholder agreement (the “Stockholder Agreement”) with Vickers. Pursuant to the terms of the Stockholder Agreement, from and after the Effective Time, and for so long as the Reporting Person together with its affiliates, subsidiaries, successors and assigns (other than the Issuer and its subsidiaries) beneficially owns any shares of Series A Preferred Stock, among other things, (i) the Reporting Person shall have the right, but not the obligation, to designate each director to be nominated, elected or appointed to the Issuer’s Board of Directors (each, a “Stockholder Designee” and collectively, the “Stockholder Designees”), regardless of whether such Stockholder Designee is to be elected to the Issuer’s Board of Directors (the “Board”) at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the Board or the size of the Board and (ii) the Issuer will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the Board as more fully described in the Stockholder Agreement. Notwithstanding the foregoing, the parties have agreed that the Board will continue to satisfy all applicable stock exchange requirements applicable to directors, including with respect to director independence. The Reporting Person will also have the right to designate a replacement director for any Stockholder Designee that has been removed from the Board and the right to appoint a representative of the Reporting Person to attend all meetings of the committees of the Board.

The Stockholder Agreement also provides that the Issuer shall not, and shall cause its subsidiaries not to, among others, without the prior written consent of the Reporting Person: (i) amend, alter, modify or repeal (whether by merger, consolidation, by operation of law or otherwise) any provisions of the Issuer’s certificate of incorporation (including the Issuer’s Certificate of Designations) or bylaws of the Issuer that increase or decrease the authorized number of directors constituting its Board; (ii) take any action that would have the effect of increasing or decreasing the number of directors constituting its Board; (iii) amend, alter, modify or repeal (whether by merger, consolidation, reclassification, by operation of law or otherwise) any provisions of the respective charters (and any related organizational documents) of any of the committees of its Board; (iv) file any voluntary petition under any applicable federal or state bankruptcy or insolvency law on behalf of the Issuer or any subsidiary of the Issuer; (v) (A) incur or permit any of its subsidiaries to incur any indebtedness in an aggregate principal amount in excess of $10,000,000) (with “principal amount” for purposes of this definition to include undrawn committed or available amounts) or (B) enter into, modify, amend or renew (or permit any of its subsidiaries enter into, modify, amend or renew) any contract or other agreement in respect of indebtedness in an aggregate principal amount in excess of $10,000,000 (with “principal amount” for purposes of this definition to include undrawn committed or available amounts); (vi) consummate or otherwise enter into any other contract or agreement to effect any change of control, joint venture or corporate reorganization by the Issuer or any of its subsidiaries; (vii) declare or pay any dividend or distribution on the Common Stock, other Junior Security or Parity Security; or (viii) purchase, redeem or otherwise acquire for consideration by the Issuer, directly or indirectly, any of the Issuer’s Common Stock, other Junior Security or Parity Security (except as necessary to effect (A) a reclassification of any Junior Security for or into other Junior Securities, (B) a reclassification of any Parity Security for or into other Parity Securities with the same or lesser aggregate liquidation preference, (C) a reclassification of any Parity Security into a Junior Security, (D) the exchange or conversion of any Junior Security for or into another Junior Security, (E) the exchange or conversion of any Parity Security for or into another Parity Security with the same or lesser per share liquidation amount, (F) the exchange or conversion of any Parity Security for or into any Junior Security or (G) the settlement of incentive equity awards (including any applicable withholdings and the net exercise of options) in accordance with the terms thereof).

The Stockholder Agreement will terminate and be of no further force and effect upon the earlier of (i) the mutual written agreement of the parties thereto and (ii) following the issuance of Series A Preferred Stock to the Reporting Person pursuant to the Merger Agreement, the date upon which the Reporting Person (together with its affiliates, subsidiaries, successors and assigns (other than the Issuer and its subsidiaries)) ceases to own any shares of Series A Preferred Stock.

Debt Exchange Agreement. The information set forth in Item 4 of this Schedule 13D regarding the Debt Exchange Agreement is incorporated herein by reference.

The Funding Commitment Letter. On October 17, 2022, Sorrento and Legacy Scilex entered into that certain letter agreement, that provided that, upon the written request of Legacy Scilex (which request Legacy Scilex shall make to the extent necessary to satisfy the net tangible assets condition in the Merger Agreement), Sorrento shall fund one or more loans to Scilex in the amount set forth in such written request (a “Loan Request”), provided, that any amounts funded by Sorrento in respect of any Loan Request shall be treated as Outstanding Indebtedness for all purposes under the Debt Exchange Agreement and included in the calculation of the Aggregate Outstanding Amount thereunder. The Funding Commitment Letter also provides that in no event shall the aggregate amount of loans made and funded by Sorrento pursuant to Loan Requests exceed the lesser of (i) $10,000,000 and (ii) an amount that, when taken together with all other Outstanding Indebtedness, will result in the Aggregate Outstanding Amount equaling $310,000,000. No Loan Requests were made under the Debt Exchange Agreement.

Warrant Transfer Agreement. As consideration for the execution of the Funding Commitment Letter and concurrent with the execution thereof, Sorrento, the Sponsors, Vickers and Maxim entered into the Warrant Transfer Agreement, dated as of October 17, 2022, pursuant to which the parties agreed that, if, prior to the consummation of the Business Combination, the public shareholders redeemed 50% or more of the public Vickers Ordinary Shares as were outstanding as of March 17, 2022, then in addition to the forfeiture of Warrants by the Sponsors contemplated by the Sponsor Support Agreement between the Sponsors and the Issuer, the Sponsors will transfer to Sorrento, and Sorrento will acquire all rights, title and interest in and to all or a portion of the private placement warrants held by the Sponsors (the “Private Placement Warrants”) (as equitably adjusted from time to time in respect of any change in the outstanding Vickers Ordinary Shares into a different number, class or series, including by reason of any reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares) as determined in accordance with the following schedule:

Redemptions	Number of Private Placement Warrants to be Transferred to Sorrento	Number of Private Placement Warrants to be Retained by Sponsors	Total Private Placement Warrants
90% or greater	3,104,000	1,000,000	4,104,000
85% to 89.99%	2,600,000	1,504,000	4,104,000
75% to 84.99%	2,052,000	2,052,000	4,104,000
50% to 74.99%	3,400,000	3,440,000	6,840,000
Below 50%	—	6,840,000	6,840,000

Prior to the completion of the Business Combination, 12,650,443 (or 91.67%) of the public Vickers Ordinary Shares outstanding as of March 17, 2022 were redeemed by the holders thereof. Accordingly, the Sponsors transferred 3,104,000 of their Private Placement Warrants to Sorrento based on the foregoing schedule.

The summaries of the Amended and Restated Registration Rights Agreement, Stockholder Agreement, Funding Commitment Letter and Warrant Transfer Agreement do not purport to be complete and are qualified in their entirety by the full text of the agreements, which are attached hereto as Exhibits 4, 5, 6, and 7 respectively, and are incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1#	Agreement and Plan of Merger, dated as of March 17, 2022, by and among Vickers Vantage Corp. I, Vickers Merger Sub, Inc. and Scilex Holding Company (incorporated by reference to Annex A-1 of Vickers’s Form S-4 (File No. 333-264941), filed with the SEC on May 13, 2022).

2	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 12, 2022, by and among Vickers Vantage Corp. I, Vickers Merger Sub, Inc. and Scilex Holding Company (incorporated by reference to Annex A-2 of Amendment No. 4 of Vickers’s Form S-4 (File No. 333-264941), filed with the SEC on September 13, 2022).

3#	Contribution and Satisfaction of Indebtedness Agreement, dated as of September 12, 2022, by and among Sorrento Therapeutics, Inc., Scilex Holding Company and Scilex Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.60 of Amendment No. 4 of Vickers’ Form S-4 (File No. 333-264941), filed with the SEC on September 13, 2022).

4	Amended and Restated Registration Rights Agreement, by and among Scilex Holding Company, Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, Sorrento Therapeutics, Inc. and certain security holders set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on November 17, 2022).

5	Stockholder Agreement, dated as of September 12, 2022, between Vickers Vantage Corp. I and Sorrento Therapeutics, Inc. (incorporated by reference to Exhibit 10.59 of Amendment No. 4 of Vickers’s Form S-4 (File No. 333-264941), filed with the SEC on September 13, 2022).

6	Letter Agreement, dated as of October 17, 2022, by and between Sorrento Therapeutics, Inc. and Scilex Holding Company (incorporated by reference to Exhibit 10.59 of Amendment No. 5 of Vickers’s Form S-4 (File No. 333-264941), filed with the SEC on October 18, 2022).

7#	Warrant Transfer Agreement, dated October 17, 2022, by and among Sorrento Therapeutics, Inc., Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, and for the limited purposes set forth therein, Vickers Vantage Corp. I and Maxim Group LLC. (incorporated by reference to Exhibit 10.62 of Amendment No. 5 of Vickers’s Form S-4 (File No. 333-264941), filed with the SEC on October 18, 2022).

#

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Reporting Person agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2022

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Name:	Henry Ji, Ph.D.
Title:	President and Chief Executive Officer